

10026957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52617

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _01/01/09_ AND ENDING _12/31/09_
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalorama Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

　1050 Connecticut Avenue, N.W.　10th Floor
　　　　　　　　　　　　　　　　　　(No. and Street)

　Washington, DC　　　　　　　　　　　　　　　　　　20036
　　(City)　　　　　　　　　　　(State)　　　　　　　　(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　Elizabeth Avery　　　　　　　　　　　　　　　　　　(202) 387-5920
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　Steven G. Hirshenson, Chartered
　　　　　　　　(Name – *if individual, state last, first, middle name*)

　50 W. Edmonston Drive, #603　Rockville, MD　　　　20852
　(Address)　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

CHECK ONE:

　☒ Certified Public Accountant

　☐ Public Accountant

　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)　　Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2010

OATH OR AFFIRMATION

I, __Elizabeth Avery_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Kalorama Capital, LLC_____ , as of _____December 31_____, 20__09____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Notary Public   Signature
                                                          _____
                                                          Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

District of Columbia: SS

Subscribed and sworn to before me, in my presence,
this 22nd day of February, 2010

_____
Notary Public, D.C.
My commission expires 09/14/2014

KALORAMA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS   PAGE

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED

CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Members of Kalorama Capital, LLC
Washington, D.C.

We have audited the accompanying statement of financial position of Kalorama Capital, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. Kalorama Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rockville, Maryland
February 18, 2010

KALORAMA CAPITAL, LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	13,847
Organizational costs, net of accumulated amortization of $ 4,166		-0-
TOTAL ASSETS	$	13,847

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	150
Member's Equity		13,697
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	13,847

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE

Consulting income $ 456,690

EXPENSES

Agents and registered representatives	206,550
Management fees	226,603
Regulatory dues and assessments	926
Accounting and professional services	4,075
Communications	2,893
Travel and conferences	1,145
Office supplies and expense	6,357
Taxes and licenses	1,063
Bank charges	330
Total Expenses	449,942

NET INCOME $ 6,748

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balances at December 31, 2008	$ 6,949
Capital Contributions	-0-
Member's Distributions	(-0-)
Net Income	6,748
Balances at December 31, 2009	$ 13,697

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities		
Consulting and commissions	$	449,690
Interest received		-0-
Cash paid to suppliers	(	442,892)
Income taxes paid	(	-0-)
Net cash provided by operating activities		6,798
Cash Flows from Financing Activities		-0-
Net Increase in Cash and Cash Equivalents		6,798
Cash and cash equivalents at beginning of year		7,049
Cash and cash equivalents at end of year	$	13,847

Reconciliation of Net Income (Loss) to Net Cash
 Provided by Operating Activities

Net Income	$	6,748
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in prepaid expenses		7,000
Increase in accounts payable		50
Decrease in deferred revenue	(	7,000)
Total adjustments		50
Net cash provided by operating activities	$	6,798

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

1 - **Nature of Business and Summary of Significant Accounting Policies**

Kalorama Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry. Securities owned are valued at market value. The resulting difference between cost and market is included in income.

Cash and cash equivalents consisted of a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in the preparation of the financial statements.

2 - **Income Taxes**

The Company is organized as a Limited Liability Company and is, therefore, not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Page 8 of 14

3 -   Net Capital Requirements

As a broker-dealer, the Company is subject to the
Securities and Exchange Commission Uniform Net Capital
Rule (Rule 15c3-1), which requires the maintenance of
minimum net capital and requires that the ratio of
aggregate indebtedness to net capital, both as defined,
shall not exceed 15 to 1. At December 31, 2009, the
Company had net capital of $13,697 which was $8,697 in
excess of its required net capital of $5,000.

4 -   Concentration of Revenues

During 2009 the Company had a registered representative
who was responsible for generating approximately 50% of
the Company's revenues.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2009

Total Assets	$ 13,847
Total Liabilities	150
Total Equity	13,697
Non-allowable Assets	(-0-)
Current Capital	13,697
Haircuts	(-0-)
Adjusted Net Capital	13,697
Minimum Required Net Capital	5,000
Excess Capital	$ 8,697

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON

CHARTERED

CERTIFIED PUBLIC ACCOUNTANT

50 W. EDMONSTON DRIVE

SUITE 603

ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Members
Kalorama Capital, LLC
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, with the corresponding Schedules filed by Kalorama Capital, LLC as Part II of its unaudited December 31, 2009 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

A broker/dealer is generally required to submit with their annual audit, a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. However, Kalorama Capital, LLC is exempt pursuant to k(2)(i) of SEC Rule 15c3-3. Kalorama Capital, LLC carries no margin accounts, holds no customer funds and/or securities and effectuates no financial transactions between the broker/dealer and clients.

Steven G. Hirshenson, Chartered

February 18, 2010

STEVEN G. HIRSHENSON
CHARTERED

CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

<u>REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5</u>

To the Members of Kalorama Capital, LLC
Washington, DC

In planning and performing our audit of the financial statements of Kalorama Capital, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also , as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven G. Hirshenson, Chartered

February 18, 2010